Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Graf Global Corp.

Commission File No.: 001-42142

Date: June 24, 2026

On June 24, 2026, O'Shea Jackson (“Ice Cube”), an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement, dated as of June 12, 2026, with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with Consumer News and Business Channel. The transcript of said meeting can be found below:

Scott Wapner (00:01):

The BIG3 basketball league going public through a SPAC. The league striking a deal with Graph Global Group values the league at $290 million. The deal expected to close later this year comes as 3-on-3. Basketball will be part of the 2028 Olympic Games in Los Angeles. BIG3 founder and CEO Ice Cube is with us now live. Cube, welcome. Good to have you on our program today.

Ice Cube (00:25):

Thank you for having me.

Scott Wapner (00:27):

So why this deal to go public now? Why did it happen now?

Ice Cube (00:34):

It's great timing. We have a sport that's emerging that we've been growing for the last 10 years, and we were able to see the vision for the league as a city-based model. We were going from a centrally owned model to a city based model and we have eight teams in eight cities and we want to grow. We want to grow the right way and we have a global vision for the league. Which was surprising to me the first time a league has ever went public, which is right up my alley because we want the public to grow with us and why shouldn't they participate on the upside of the league.

Scott Wapner (01:38):

Your structure is interesting. You have eight teams, right? Four are owned by the league itself. Four are owned by outside investors and valuations are going up in a big way. I mean, Houston sold for $10 million in 2024. Do you use some of the money raised here with bigger expansion plans? Do you intend on getting more outside investors to own teams in some of the cities where you're currently not?

Ice Cube (02:10):

Yes. We want to use this to expand to shore up the foundation of the league in different areas and get better. We also are still selling teams. We want to go from 8 teams to 12, 16, 20, 24 and so on, and we feel like we're well on our way.

Scott Wapner (02:42):

When did you know you were onto something? Because when you started this out, I'm sure you had big hopes and big goals to draw eyeballs both in person and on TV. I saw your numbers viewership up 26% year over year. Your average attendance is 8,000. It's obviously a fight these days for eyeballs anywhere just because there's so many different ways to view whatever content anybody wants to view, especially in so-called secondary and third-tier sports. When did you see that you had something special?

Ice Cube (03:19):

Once we saw the guys playing hard, we knew we had a league, me and Jeff knew on paper. This was a great idea, but until the guys get out there and take the game serious, it could be a pickup game. So once the tone was set for the league, we knew this is a game. It was fun to play and fun to watch and that it was familiar not only in America but throughout the world. Basketball comes behind soccer as one of the most loved sports in the world throughout the whole entire globe. So you have sports, you have got soccer, boxing and MMA are fighting are the three sports that plays all over the world.

Scott Wapner (04:24):

Who are your typical players? Are they former NBA guys? Are they elite college players who wrapped up their NBA careers or just didn't catch on in the league? Where do you make up most of your rosters?

Ice Cube (04:40):

They come from different aspects. 3-on-3 is actually a totally different game than 5-on-5. It's its own sport. So you have to have specialists who can pass, dribble, shoot and defend. So we get former NBA players, we get players who are playing on different parts, different parts, different countries all over. You get young players who haven't got their chance yet for whatever reason. So these guys are the best in the world at 3-on-3.

Scott Wapner (05:19):

You're still making some music too. I saw that your Truth to Power four decades of Attitude Tour continues this summer. Is that right? And how much enjoyment do you still get into not only making music, but touring and performing for people?

Ice Cube (05:37):

I love it. This is still the best part of being in entertainment is getting on stage and getting a chance to celebrate 40 years of music with the fans who've supported me over these decades and we're cutting together a film about the experience. So it's going to be great fans to get a chance to either check me out live or check out the film once we put it together.

Scott Wapner (06:07):

Well, if you go public at the New York Stock Exchange, who knows where you're going to go public. But if you do, we'll see you back here on the set. I hope one day soon. Best of luck and thanks for coming on

Ice Cube (06:18):

Anytime, every time. Take it easy.

Scott Wapner (06:20):

Alright, that's Ice Cube.

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.